UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15) *


                      American Power Conversion Corporation
                                (Name of Issuer)

                      Common Stock, $.01 par value per share
                          (Title of Class of Securities)

                                  029066 10 7
                                 (CUSIP Number)


                               December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

    Check the appropriate box to designate the rule pursuant to which this
    Schedule is filed:

           Rule 13d-1(b)
    [ X ]  Rule 13d-1(c)
           Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Rodger B. Dowdell, Jr.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                     (a)
                                                     (b)

 3  SEC USE ONLY

 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

             5  SOLE VOTING POWER

                13,773,461
 NUMBER OF
  SHARES     6  SHARED VOTING POWER
BENEFICIALLY
 OWNED BY       -0-
   EACH
 REPORTING   7  SOLE DISPOSITIVE POWER
  PERSON
   WITH:        13,396,954

             8  SHARED DISPOSITIVE POWER

                376,507

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    13,773,461

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

    See Item 4.

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    6.90%

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
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

Item 1(a).    Name of Issuer:
              American Power Conversion Corporation.

Item 1(b).    Address of Issuer's Principal Executive Offices:
              P.O. Box 278, 132 Fairgrounds Road, West Kingston,
              Rhode Island 02892.

Item 2(a).    Name of Person Filing:
              Rodger B. Dowdell, Jr.

Item 2(b).    Address of Principal Business Office or, if None, Residence:
              The address of the principal business office of Mr. Dowdell is: P.O. Box 278, 132 Fairgrounds Road,
              West Kingston, Rhode Island 02892.

Item 2(c).    Citizenship:
              Mr. Dowdell is a United States citizen.

Item 2(d).    Title of Class of Securities:
              Common Stock, $.01 par value per share.

Item 2(e).    CUSIP Number:
              029066-10-7

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) [   ] Broker or Dealer registered under Section 15 of the
                   Securities Exchange Act of 1934 (the "Act").

         (b) [   ] Bank as defined in Section 3(a)(6) of the Act.

         (c) [   ] Insurance Company as defined in Section 3(a)(19) of the Act.

         (d) [   ] Investment Company registered under Section 8 of the
                   Investment Company Act.

         (e) [   ] Investment Advisor registered under Section 203 of the
                   Investment Advisers Act of 1940.

         (f) [   ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security
                   Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).

         (g) [   ] Parent Holding Company, in accordance with
                   Rule 13d-1(b)(ii)(G); see Item 7.

         (h) [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

         Not applicable.

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

Item 4.  Ownership.

         (a)  Amount Beneficially Owned:   Mr. Dowdell may be deemed to own
              beneficially 13,773,461 shares of Common Stock as of December 31, 2003, which includes 761,137 shares currently allocated to him under the Company's Employee Stock Ownership Plan ("ESOP").

         (b)  Percent of Class:   6.90% (based on the 199,731,511 shares of
              Common Stock of American Power Conversion Corporation outstanding as of December 31, 2003).

         (c)  Number of shares as to which such person has:

                     (i)  sole power to vote or to direct the vote:
                          13,773,461

                    (ii)  shared power to vote or to direct the vote:
                          -0-

                   (iii)  sole power to dispose or to direct the
                          disposition of:
                          13,396,954

                    (iv)  shared power to dispose or to direct the
                          disposition of:
                          376,507

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 2004





                         By:  /s/ Rodger B. Dowdell, Jr.
                              Rodger B. Dowdell, Jr.



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